UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: July 3, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1.                                Press Release issued on June 30, 2003
                                      by AXA, announcing AXA's filing with
                                      the SEC of its Annual Report on Form 20-F for the year ended December 31, 2002.

                                   [AXA LOGO]



                                  PRESS RELEASE


                                                          Paris, June 30th, 2003



--------------------------------------------------------------------------------

                        AXA FILES FORM 20-F WITH THE SEC

--------------------------------------------------------------------------------


Paris -- AXA today announced that the Company has filed its Annual Report on Form 20-F for the year ended December 31, 2002 with the US Securities and Exchange Commission.

The Form 20-F includes the Company's primary financial statements in French GAAP and also includes a reconciliation of the Company's net income and shareholder's equity from French GAAP to US GAAP. 2001 US GAAP net income is Euro 356 million and 2002 US GAAP net loss is Euro 2,587 million.

The French GAAP to US GAAP reconciliation in the Company's 2002 Form 20-F includes a restatement of the Company's 2001 US GAAP net income, reflecting the Company's application of more stringent impairment rules for investment securities. The net impact of these additional impairments on the Company's 2001 US GAAP net income is approximately Euro 1.1 billion and was made by the Company following discussions with the SEC on its Form 20-F for the year ended December 31, 2001.

The more stringent impairment rules have resulted primarily in AXA systematically writing down to market value, through the US GAAP income statement, equity securities that have been in an unrealized loss position for more than 6 months or more than 20%. Consequently the remaining unrealized losses on equity securities, not impaired through the income statement as of December 31st 2002, is limited to Euro 0.3 billion gross of policyholder benefits, DAC and tax.

This adjustment did not impact AXA's US GAAP consolidated shareholders' equity at December 31st 2001 nor at December 31st, 2002 as the unrealized effect of the decreased market value of its investment securities was already recorded through "Other comprehensive income" (a separate component within shareholders' equity) in those periods. Impairments on invested assets have no effect on AXA's embedded value or solvency capital.

The Form 20-F also includes information with respect to management's evaluation of AXA's disclosure controls and procedures in conformity with the Sarbanes Oxley Act of 2002.


The Company's Form 20-F is available on the Company's website (www.axa.com) or through the SEC's EDGAR system. The French GAAP to US GAAP reconciliation is set forth in Note 33 and 34 to the Company's consolidated French GAAP financial statements included in Item 18 of the 2002 Form 20-F.

                                       * *
                                        *
ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion and underlying earnings of Euro 1,687 million for 2002. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.


     This press release is also available on AXA Group web site: www.axa.com



AXA INVESTOR RELATIONS:                          AXA MEDIA RELATIONS:
----------------------                           -------------------
Matthieu Andre: +33.1.40.75.46.85               Christophe Dufraux: +33.1.40.75.46.74
Laetitia de Charentenay: +33.1.40.75.56.07      Clara Rodrigo: +33.1.40.75.47.22
Caroline Portel: +1.212.314.6182


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.